Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-154173

Prospectus Supplement to Prospectus dated October 10, 2008.

$1,050,000,000* The Goldman Sachs Group, Inc. Floating Rate Notes due 2011

The Goldman Sachs Group, Inc. will pay interest on the notes on a monthly basis on the 5th day of each month. The next such payment will be made on February 5, 2009. The interest rate for each interest period will be a rate equal to one-month U.S. dollar LIBOR plus 0.80%, reset monthly, as described in this prospectus supplement. If The Goldman Sachs Group, Inc. becomes obligated to pay additional amounts to non-U.S. investors due to changes in U.S. withholding tax requirements, The Goldman Sachs Group, Inc. may redeem the notes before their stated maturity at a price equal to 100% of the principal amount redeemed plus accrued interest to the redemption date.

This debt is guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program and is backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDIC’s regulations, 12 CFR Part 370, and at the FDIC’s website, www.fdic.gov/tlgp. The expiration date of the FDIC’s guarantee is the earlier of the maturity date of the debt or June 30, 2012.

The FDIC guarantee has not been registered under the Securities Act of 1933.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The notes have not been and will not be registered under the Securities Act of 1933 for the purpose of sales outside the United States.

	Per Note	Total

Initial public offering price	101.021%	$303,063,000
Underwriting discount	0.300%	$900,000
Proceeds, before expenses, to The Goldman Sachs Group, Inc.	100.721%	$302,163,000

The information set forth in the table above relates to $300,000,000 principal amount of the notes being initially offered on the date of this prospectus supplement, which we refer to as the “reopened notes”. The initial public offering price set forth above does not include accrued interest on the reopened notes from January 5, 2009. Such accrued interest to but excluding the date of delivery must be paid by the purchaser.

* This prospectus supplement relates to $1,050,000,000 aggregate principal amount of the notes. $300,000,000 principal amount of reopened notes is being initially offered on the date of this prospectus supplement. The underwriters expect to deliver the reopened notes in book-entry form only on January 13, 2009 through the facilities of The Depository Trust Company against payment in immediately available funds.

Of the remaining $750,000,000 principal amount of the notes described in this prospectus supplement, which we refer to as the “original notes”, (i) $500,000,000 principal amount of the original notes was issued on December 5, 2008 at an initial public offering price of 100.000% per note, or $500,000,000 in total, at an underwriting discount of 0.300% per note, or $1,500,000 in total, and with proceeds, before expenses, to The Goldman Sachs Group, Inc. of 99.700% per note, or $498,500,000 in total; and (ii) $250,000,000 principal amount of the original notes was issued on December 17, 2008 at an initial public offering price of 100.0812% per note, or $250,203,000 in total (excluding accrued interest), at an underwriting discount of 0.300% per note, or $750,000 in total, and with proceeds, before expenses, to The Goldman Sachs Group, Inc. of 99.7812% per note, or $249,453,000 in total.

The Goldman Sachs Group, Inc. may use this prospectus supplement and the accompanying prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of The Goldman Sachs Group, Inc. may use this prospectus supplement and the accompanying prospectus in a market-making transaction in the notes after their initial sale, and unless they inform the purchaser otherwise in the confirmation of sale, this prospectus supplement and accompanying prospectus are being used by them in a market-making transaction.

Goldman, Sachs & Co.

Daiwa Securities America Inc.	UTENDAHL CAPITAL PARTNERS, L.P.

Prospectus Supplement dated January 8, 2009.

SPECIFIC TERMS OF THE NOTES

Please note that throughout this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to “holders” mean The Depository Trust Company (“DTC”) or its nominee and not indirect owners who own beneficial interests in notes through participants in DTC. Please review the special considerations that apply to indirect owners in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The reopened notes, together with the original notes that we issued on December 5, 2008 and December 17, 2008, have identical terms and are part of a single series of senior debt securities issued under our senior debt indenture dated as of July 16, 2008 between us and The Bank of New York Mellon, as trustee. In this prospectus supplement, the term “notes” means the reopened notes we are initially offering on the date of this prospectus supplement and the original notes we issued on December 5, 2008 and December 17, 2008, unless the context otherwise requires.

This prospectus supplement summarizes specific financial and other terms that will apply to the notes; terms that apply generally to all of our debt securities are described in “Description of Debt Securities We May Offer” in the accompanying prospectus. The terms described here supplement those described in the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Terms of the Notes

The specific terms of this series of notes we are offering will be as follows:

•	Title of the notes: Floating Rate Notes due 2011

•	Issuer of the notes: The Goldman Sachs Group, Inc.

•	Total principal amount of the reopened notes: $300,000,000

•	Total aggregate principal amount of notes outstanding upon completion of this offering: $1,050,000,000 (of this total, $500,000,000 was issued on December 5, 2008 and $250,000,000 was issued on December 17, 2008)

•	Initial public offering price: 101.021% of the principal amount of the reopened notes, plus accrued interest from January 5, 2009

•	Underwriting discount: 0.300% of the principal amount of the reopened notes

•	Issue date: January 13, 2009 (for the reopened notes); December 5, 2008 and December 17, 2008 (for the original notes)

•	Stated maturity: December 5, 2011

•	Interest rate basis: LIBOR, as determined by the calculation agent as described below under “— Determination of Interest Rate”

•	Index maturity: One-month

•	Index currency: U.S. dollar

•	Spread: 0.80% per annum

•	Initial base rate: The base rate in effect for the interest period commencing on January 5, 2009 to but excluding February 5, 2009 is 0.43625%, which is the one-month U.S. dollar LIBOR rate on December 31, 2008, as determined by the calculation agent as described below under
“— Determination of Interest Rate”

•	Minimum or maximum rate: None

•	Day count convention: Actual/360 (ISDA)

•	Interest periods: Monthly; the initial interest period for the reopened notes (and the current interest period for the original notes) is the period from and including January 5, 2009 to, but excluding, February 5, 2009, and the subsequent interest periods for all the notes will be the periods from and including an interest reset date to, but excluding, the next interest reset date

•	Interest determination date: Two London business days prior to the first day of each interest period

•	Interest reset dates: The 5th day of every month, beginning for the reopened notes on February 5, 2009

•	Regular record dates for interest: The 15th calendar day prior to the relevant interest payment date, whether or not a business day

•	Interest payment dates: The 5th day of every month, beginning for the reopened notes on February 5, 2009

•	Date interest started accruing for the reopened notes: January 5, 2009

•	First due date for interest: February 5, 2009 for the reopened notes

•	Calculation agent: The Bank of New York Mellon

•	Limitations on events of default: None of the events described as “Events of Default” in “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default — Events of Default” in the accompanying prospectus will constitute an “Event of Default” with respect to the notes, provided that the FDIC is making timely guarantee payments of unpaid principal and interest due on the notes under the TLG Program (as defined below). See “The FDIC Guarantee” for additional information.

•	FDIC Guarantee: This debt is guaranteed under the FDIC’s Temporary Liquidity Guarantee Program and is backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDIC’s regulations, 12 CFR Part 370, and at the FDIC’s website, www.fdic.gov/tlgp. The expiration date of the FDIC’s guarantee is the earlier of the maturity date of the debt or June 30, 2012.

The FDIC guarantee has not been registered under the Securities Act of 1933. In addition, the FDIC guarantee is not covered by the protections of the Trust Indenture Act of 1939.

•	Business day: Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in both New York City and London generally are authorized or obligated by law, regulation or executive order to close, and is also a day on which dealings in U.S. dollars are transacted in the London interbank market.

•	Business day convention: Modified following; applicable to interest payment dates and interest reset dates

•	Defeasance: The notes are not subject to defeasance or covenant defeasance by us.

•	Additional amounts: We intend to pay principal and interest without deducting U.S. withholding taxes. If we are required to deduct U.S. withholding taxes from payment to non-U.S. investors, however, we will pay additional amounts on those payments, but only to the extent described below under “— Payment of Additional Amounts”.

•	Tax Redemption: We will have the option to redeem the notes before they mature if we become obligated to pay additional amounts because of changes in U.S. withholding tax requirements as described below under “— When We Can Redeem the Notes”.

•	Repayment at option of holder: None

•	Denomination: Integral multiples of $1,000, subject to a minimum denomination of $2,000

•	CUSIP Number: 38146FAB7

•	ISIN: US 38146FAB76

Determination of Interest Rate

Your note will bear interest for each interest period at a rate equal to 0.80% above the interest rate for one-month deposits in U.S. dollars designated as “LIBOR”. The calculation agent will determine LIBOR in the following manner:

•	LIBOR will be the offered rate per annum for one-month deposits in U.S. dollars as that rate appears on Reuters page LIBOR01 as of 11:00 A.M., London time, on the relevant interest determination date, beginning on the relevant interest reset date.

•	If the rate described above does not appear on Reuters page LIBOR01, then LIBOR will be determined on the basis of the rates, at approximately 11:00 A.M., London time, on the relevant interest determination date, at which deposits of the following kind are offered to prime banks in the London interbank market by four major banks in that market selected by the calculation agent: one-month U.S. dollar deposits, beginning on the relevant interest reset date, and in a representative amount. The calculation agent will request the principal London office of each of these banks to provide a quotation of its rate. If at least two quotations are provided, LIBOR for the relevant interest determination date will be arithmetic mean of the quotations.

•	If fewer than two quotations are provided as described above, LIBOR for the relevant interest determination date will be the arithmetic mean of the rates for loans of the following kind of leading European banks quoted, at approximately 11:00 A.M. New York City time on that interest determination date, by three major banks in New York City selected by the calculation agent: one-month loans of U.S. dollars, beginning on the relevant interest reset date, and in a representative amount.

•	If fewer than three banks selected by the calculation agent are quoting as described above, LIBOR for the new interest period will be LIBOR in effect for the prior interest period. If the initial base rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.

The calculation agent’s determination of any interest rate, and its calculation of the amount of interest for any interest period, will be final and binding in the absence of manifest error.

As used above, the term “representative amount” means an amount that, in the calculation agent’s judgment, is representative of a single transaction in the relevant market at the relevant time.

As used above, the term “Reuters page LIBOR01” means the display on the Reuters 3000 Xtra Service, or any successor or replacement service, on page LIBOR01, or any successor or replacement page or pages on that service on which London interbank rates of major banks for U.S. dollars are displayed.

Book-Entry System

We will issue the reopened notes as global notes registered in the name of DTC, or its nominee. The sale of the reopened notes will settle in immediately available funds through DTC. You will not be permitted to withdraw the notes from DTC except in the limited situations described in the accompanying prospectus under “Legal Ownership and Book-Entry Issuance — What Is a Global Security? — Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated”. See “The FDIC Guarantee” for additional information.

Investors may hold interests in a global note through organizations that participate, directly or indirectly, in the DTC system. See “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus for additional information about indirect ownership of interests in the notes.

Payment of Additional Amounts

We intend to make all payments on the notes without deducting U.S. withholding taxes. If we are required by law to do so on payments to non-U.S. investors, however, we will pay additional amounts on those payments to the extent described in this subsection.

We will pay additional amounts on a note only if the beneficial owner of the note is a United States alien. The term “United States alien” means any person who, for U.S. federal income tax purposes is:

•	a nonresident alien individual;

•	a foreign corporation;

•	a foreign partnership one or more of the members of which is, for U.S. federal income tax purposes, a foreign corporation, a nonresident alien individual or a nonresident alien fiduciary of a foreign estate or trust; or

•	a nonresident alien fiduciary of an estate or trust that is not subject to U.S. federal income tax on a net income basis on income or gain from a note.

If the beneficial owner of a note is a United States alien, we will pay all additional amounts that may be necessary so that every net payment of interest or principal on that note will not be less than the amount provided for in that note. By net payment, we mean the amount we or our paying agent pays after deducting or withholding an amount for or on account of any present or future tax, assessment or other governmental charge imposed with respect to that payment by a U.S. taxing authority.

Our obligation to pay additional amounts is subject to several important exceptions, however. We will not pay additional amounts for or on account of any of the following:

•	any tax, assessment or other governmental charge imposed solely because at any time there is or was a connection between the beneficial owner — or between a fiduciary, settlor, beneficiary or member of the beneficial owner, if the beneficial owner is an estate, trust or partnership — and the United States (other than the mere receipt of a payment or the ownership or holding of a note), including because the beneficial owner — or the fiduciary, settlor, beneficiary or member — at any time, for U.S. federal income tax purposes:

—	is or was a citizen or resident or is or was treated as a resident of the United States;

—	is or was present in the United States;

—	is or was engaged in a trade or business in the United States;

—	has or had a permanent establishment in the United States;

—	is or was a domestic or foreign personal holding company, a passive foreign investment company or a controlled foreign corporation;

—	is or was a corporation that accumulates earnings to avoid U.S. federal income tax; or

—	is or was a “ten percent shareholder” of The Goldman Sachs Group, Inc.;

•	any tax, assessment or other governmental charge imposed solely because of a change in applicable law or regulation, or in any official interpretation or application of applicable law or regulation, that becomes effective more than 15 days after the day on which the payment becomes due or is duly provided for, whichever occurs later;

•	any estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax, or any similar tax, assessment or other governmental charge;

•	any tax, assessment or other governmental charge imposed solely because the beneficial holder or any other person fails to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with the United States of the holder or any beneficial owner of the note, if compliance is required by statute or by regulation of the U.S. Treasury department or by an applicable income tax treaty to which the United States is a party, as a precondition to exemption from such tax, assessment or other governmental charge;

•	any tax, assessment or other governmental charge that can be paid other than by deduction or withholding from a payment on the notes;

•	any tax, assessment or other governmental charge imposed solely because the payment is to be made by a particular paying agent (including The Goldman Sachs Group, Inc.) and would not be imposed if made by another paying agent;

•	by or on behalf of a holder who would be able to avoid withholding or deduction by presenting the note to another paying agent in a Member State of the European Union;

•	any tax, assessment or other governmental charge imposed solely because the holder (1) is a bank purchasing the note in the ordinary course of its lending business or (2) is a bank that is neither (A) buying the note for investment purposes only nor (B) buying the note for resale to a third party that either is not a bank or holding the note for investment purposes only; or

•	any combination of the taxes, assessments or other governmental charges described above.

In addition, we will not pay additional amounts with respect to any payment of principal, or interest to any United States alien who is a fiduciary or a partnership, or who is not the sole beneficial owner of the payment, to the extent that we would not have to pay additional amounts to any beneficiary or settlor of the fiduciary or any member of the partnership, or to any beneficial owner of the payment, if that person or entity were treated as the beneficial owner of the note for these purposes.

When we refer to a “U.S. taxing authority” in this subsection and “— Payment of Additional Amounts” above, we mean the United States of America or any state, other jurisdiction or taxing authority in the United States. When we refer to the “United States”, we mean the United States of America, including the states and the District of Columbia, together with the territories, possessions and all those areas subject to the jurisdiction of the United States of America.

When we refer to any payment of interest or principal on a note, this includes any additional amount that may be payable as described above in respect of that payment.

When We Can Redeem the Notes

We will not be permitted to redeem the notes before their stated maturity, except as described below. The notes will not be entitled to the benefit of any sinking fund — that is, we will not deposit money on a regular basis into any separate custodial account to repay your note. In addition, you will not be entitled to require us to buy your note from you before its stated maturity.

We will be entitled, at our option, to redeem the outstanding notes in whole and not in part if at any time we become obligated to pay additional amounts on any notes on the next interest payment date, but only if our obligation results from a change in the laws or regulations of any U.S. taxing authority, or from a change in any official interpretation or application of those laws or regulations, that becomes effective or is announced on or after December 1, 2008.

If we redeem the notes, we will do so at a redemption price equal to 100% of the principal amount of the notes redeemed, plus accrued interest to the redemption date.

If we become entitled to redeem the notes, we may do so at any time on a redemption date of our choice. However, we must give the holders of the notes being redeemed notice of the redemption not less than 30 days or more than 60 days before the redemption date and not more than 90 days before the next date on which we would be obligated to pay additional amounts. In addition, our obligation to pay additional amounts must remain in effect when we give the notice of redemption. We will give the notice in the manner described under “Description of Debt Securities We May Offer — Notices” in the accompanying prospectus.

We or our affiliates may purchase notes from investors who are willing to sell from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices. For example, we currently expect Goldman, Sachs & Co. and Goldman Sachs International to make a market in the notes by purchasing and reselling notes from time to time. Notes that we or our affiliates purchase may, at our or their discretion, be held, resold or cancelled.

Concerns Have Been Raised about the Calculation of LIBOR Rates; Recent
Increases in Volatility of LIBOR Rates May Adversely Affect the Value of Your Notes

Concerns have been expressed that some of the member banks surveyed by the British Banker’s Association (“BBA”) in connection with the calculation of daily LIBOR rates may have been under-reporting the inter-bank lending rates applicable to them in order to avoid an appearance of capital insufficiency or adverse reputational or other consequences that may result from reporting higher inter-bank lending rates. If such under-reporting has occurred, it may have resulted in LIBOR rates being artificially low. The BBA in June 2008 announced changes to the LIBOR rate-fixing process including tighter scrutiny of rates contributed by member banks into the rate-fixing mechanism and increasing the number of institutions surveyed to set LIBOR rates. The BBA is continuing its consideration of ways to strengthen the oversight of the rate calculation process. In addition, recently concerns have been again raised about whether LIBOR rates accurately reflect inter-bank lending rates following reports that certain LIBOR rates were lower than the rates applicable to secured lending to banks by a U.S. federal government lending facility. If the LIBOR rate applicable to your notes is lower than the actual inter-bank lending rate, you would receive less interest on your notes compared to the case where the LIBOR rate applicable to your notes accurately reflected the actual inter-bank lending rate.

Furthermore, the volatility of LIBOR rates has increased significantly in recent periods, and therefore it may be more likely that the LIBOR rate applicable to your notes will change precipitously in a short period of time which may result in a lower interest rate on your notes.

THE FDIC GUARANTEE

In response to the current bank liquidity crisis and resulting economic turmoil the Secretary of the Treasury of the United States, in consultation with the President and upon the recommendation of the Board of Directors of the Federal Deposit Insurance Corporation (the “FDIC”) and the Board of Governors of the Federal Reserve System, has invoked the systemic risk exception of the Federal Deposit Insurance Improvement Act of 1991. This action permits the FDIC to take any action or provide assistance to mitigate the effects of the current economic turmoil. The FDIC has used this authority to provide a guarantee for newly issued senior unsecured debt of U.S. bank holding companies under the Temporary Liquidity Guarantee Program (the “TLG Program”).

The Goldman Sachs Group, Inc. is a U.S. bank holding company eligible to participate in the TLG Program, and the notes offered by this prospectus supplement are guaranteed by the FDIC under that program. The FDIC has concluded that the guarantee by the FDIC under the TLG Program (the “FDIC Guarantee”) is subject to the full faith and credit of the United States pursuant to Section 15(d) of the Federal Deposit Insurance Act. However, the FDIC Guarantee is subject to certain limitations that you should consider. Furthermore, the FDIC Guarantee is exempt from the registration requirements of the Securities Act of 1933, has not been registered with the SEC and is not covered by the protections of the Trust Indenture Act of 1939.

Before investing in the notes, you should read carefully the following description of the TLG Program and the FDIC Guarantee, as well as the related risk factors under “— Risk Factors Relating to the FDIC Guarantee”.

Please note that the TLG Program is new and the rules, procedures and practices of the FDIC governing the operation of the program, including the FDIC Guarantee of your notes, may be amended and are subject to evolving interpretation by the FDIC. The following summary is based on the final rules for the TLG Program adopted by the FDIC on November 21, 2008.

The TLG Program

Under the TLG Program, the FDIC will guarantee payment of qualifying debt issued by eligible U.S. bank holding companies, such as The Goldman Sachs Group, Inc., on or before June 30, 2009, subject to certain restrictions. Among other things, we may not use the proceeds of FDIC-guaranteed debt to prepay any of our other debt that is not FDIC-guaranteed. In addition, unless we have issued the maximum permitted amount of FDIC-guaranteed debt, we may not issue any qualifying debt that is not covered by the FDIC Guarantee unless we issue debt with a maturity date after June 30, 2012 and we pay an FDIC assessment fee. If we issue any FDIC-guaranteed debt, we must pay certain assessment fees to the FDIC.

Terms of the FDIC Guarantee

Please note that this subsection entitled “Terms of the FDIC Guarantee” describes the terms of the FDIC Guarantee applicable to the notes.

Under the TLG Program, if we fail to make a timely payment of principal or interest as described in this prospectus supplement and do not cure such failure to pay within the period prescribed in the 2008 indenture, the FDIC will make scheduled payments of the unpaid principal and interest in respect of the notes.

The trustee will agree to act as representative of the holders in connection with claims and other matters arising under the FDIC Guarantee. A holder may elect not to be represented by the representative, in which case such holder must individually undertake the actions (including those described below) required to make claims under the FDIC Guarantee. Unless the notes cease to be issued in global (book-entry) form, however, only the depositary will be able to make such an election in respect of the notes.

If we fail to make payments on the notes when due (after any grace period), the trustee, as representative of the holders, is obligated to make a written demand for payment of the guaranteed amount to the FDIC on behalf of all holders of the notes pursuant to the TLG Program. The trustee will agree, as part of the terms of the notes, to make the demand promptly but, under the TLG Program, must in any event make the demand required under the TLG Program within 60 days of the occurrence of our failure to pay on the notes. The demand must be accompanied by a proof of claim containing evidence, in form and substance satisfactory to the FDIC, of the claimed payment default. If a proper demand is not made within such 60-day period, the FDIC will be under no obligation to make the payments on the notes under the FDIC Guarantee. The TLG Program does not specify a deadline by which the FDIC must make payment following receipt of a proper demand from the trustee. The trustee is also, and we are, obligated to give notice to the FDIC if we are in default of any payment under the notes (without regard to any cure period) within one business day of such payment default.

None of the events of default described in the accompanying prospectus will constitute events of default with respect to the notes, provided that, if any amounts of principal or interest are due but have not been paid in respect of the notes, the FDIC is making timely guarantee payments of such unpaid amounts under the TLG Program. As a result, upon the occurrence of any such event (including any payment default, covenant default or bankruptcy event) in these circumstances, neither the trustee nor the holders will be entitled to seek any of the remedies available under the 2008 indenture upon an event of default. As long as the FDIC is making timely guarantee payments under the TLG Program of any unpaid amounts due on the notes, the trustee and the holders will not have any right to accelerate the maturity of the notes, to exchange (at the holder’s option) notes in global form for notes in non-global form or to institute suit or take other action to enforce the 2008 indenture or obtain any remedy thereunder. Also, no event, including any bankruptcy event, will result in the automatic acceleration of the notes. However, under the 2008 indenture the holder of a note has the right to receive payment of any amount due on such note and, if not paid by us or the FDIC, to institute suit against us for payment of such amount. As described below, the FDIC will make guarantee payments in accordance with the TLG Program, and will not pay any additional interest or penalty amounts in respect of any default or resulting delay in payment that may occur. With regard to your notes, the description of events of default and remedies under the 2008 indenture that appears in the accompanying prospectus is subject to and superseded by the foregoing.

If the FDIC makes payment under the FDIC Guarantee on your notes upon our failure to pay, the FDIC will be subrogated to the claims of the holders against us. In addition, the trustee will assign the rights of all holders of the notes to the FDIC if a bankruptcy or insolvency proceeding is commenced with respect to us, so that the FDIC may receive any and all distributions on the notes from the proceeds of our receivership or bankruptcy estate. In such a case, if any holder of the notes has received any distribution from the receivership or bankruptcy estate prior to the FDIC’s payment under the FDIC Guarantee, the guaranteed amount paid by the FDIC to such holder will be reduced by the amount the holder has received in the distribution from the receivership or bankruptcy estate. Also, when the FDIC commences making payments on the notes upon our failure to pay, the trustee is obligated to assign its right as representative of the holders to receive any and all payments from us to the FDIC.

We have entered into the Master Agreement, dated November 25, 2008, with the FDIC. Under the Master Agreement, we have agreed to pay the FDIC any amounts it pays to the holders of the notes under the FDIC Guarantee. In addition, we have agreed not to amend or waive any provision of the notes required by the Master Agreement with regard to principal, interest, payment, default or ranking without the express written consent of the FDIC.

If we fail to make payments of interest or principal on the notes, the holders’ ability to receive such payments will be determined under the TLG Program and not under the 2008 indenture. Therefore, the holders’ ability to receive such payments will be subject to the FDIC’s claims procedures and the FDIC’s administration of the TLG Program rules. You should read these rules, which may be found at http://www.fdic.gov/news/board/08BODtlgp.pdf.

The FDIC will make all determinations as to amounts payable under its guarantee. The FDIC’s determinations will be final and binding on all persons, including holders of the notes, subject only to the right of a holder to seek judicial review by commencing an action in the U.S. District Court for the District of Columbia or New York within 60 days after the FDIC makes its final determination.

Risk Factors Relating to the FDIC Guarantee

Acceleration of the Notes and other Remedies Will Not Be Available If the FDIC Makes Timely Payments

If any default occurs on the notes, including any payment default, covenant default or event of bankruptcy, neither the trustee nor the holders will be entitled to accelerate the maturity of the notes, enforce the covenants of the 2008 indenture or seek any other remedy available under the 2008 indenture upon an event of default, provided that the FDIC is making timely guarantee payments of any unpaid principal and interest due on the notes under the TLG Program. In addition, no default on the notes (including a default involving a bankruptcy event) will result in the automatic acceleration of the maturity of the notes.

Guarantee Payments by the FDIC May Be Delayed

There is no designated period within which the FDIC is required to make the guarantee payments after it receives a written demand with a required proof of claim from the trustee and verifies the same. Therefore, if the filing of the demand and proof of claim is defective or otherwise delayed, or if the FDIC does not timely make the guarantee payments after it receives the demand and proof of claim, the guarantee payments on your notes could be delayed from the date the payment is due under the terms of your notes.

Any right of a holder to receive guarantee payments under the FDIC Guarantee will be subject to the procedures of the TLG Program. The FDIC will not pay any additional interest or penalty amounts in respect of any default or resulting delay in payment that may occur.

You May Lose the Right to Payment under the FDIC Guarantee If the Trustee Fails to Follow the FDIC Claims Process

In order to recover payment under the FDIC Guarantee after our failure to pay on the notes, the trustee must make a written demand, with the required proof of claim, to the FDIC within 60 days of the occurrence of our failure to pay. As described above in the subsection entitled “Terms of the FDIC Guarantee”, if the trustee fails to follow the FDIC claims process pursuant to the TLG Program, you may be deprived of all rights and remedies with respect to the guarantee claim. In addition, if any holder of the notes elects not to be represented by the trustee in connection with the FDIC Guarantee, then the holder must individually take the actions required in order to recover payment under the FDIC Guarantee.

The Determination of the FDIC on any Matter Relating to the FDIC Claims Process Will Be Final and Binding on You and Us, Subject to Judicial Review

The determination by the FDIC on any matter relating to the FDIC claims process will be a final administrative determination, which will be final and binding on all concerned, including the holders. Holders of the notes will have the right to challenge the FDIC’s determination only by commencing an action in the U.S. District Court for the District of Columbia or New York within 60 days after the FDIC makes its determination.

The TLG Program Is New and Subject to Change

The TLG Program is new and no claims have been made or paid under it to date. The TLG Program is governed by the rules that were adopted by the FDIC on November 21, 2008, and those rules may be amended and are subject to evolving interpretation by the FDIC after the date of this prospectus supplement. Thus, your ability to obtain payment on your notes under the FDIC Guarantee is subject to rules, procedures and practices of the FDIC that could be changed at any time and from time to time in the future. Our summary of the FDIC Guarantee and the risks of investing in reliance on that guarantee, as set forth in this prospectus supplement, are based solely on the rules adopted by the FDIC as of the date of this prospectus supplement.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a non-exempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan) and propose to invest in the notes described in this prospectus supplement and accompanying prospectus, you should consult your legal counsel.

VALIDITY OF THE NOTES

The validity of the notes, but not the FDIC Guarantee, will be passed upon for the underwriters by Sullivan & Cromwell LLP, New York, New York. Sullivan & Cromwell LLP has in the past represented and continues to represent Goldman Sachs on a regular basis and in a variety of matters, including offerings of our common stock, preferred stock and debt securities. Sullivan & Cromwell LLP also performed services for The Goldman Sachs Group, Inc. in connection with the offering of the notes described in this prospectus supplement.

EXPERTS

The financial statements and financial statement schedule of The Goldman Sachs Group, Inc. incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the fiscal year ended November 30, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The historical income statement, balance sheet and common share data set forth in “Selected Financial Data” for each of the five fiscal years in the period ended November 30, 2007 incorporated by reference in this prospectus supplement have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

With respect to the unaudited condensed consolidated financial statements of The Goldman Sachs Group, Inc. as of and for the three months ended February 29, 2008 and for the three months ended February 23, 2007 incorporated by reference in this prospectus supplement, the unaudited condensed consolidated financial statements of The Goldman Sachs Group, Inc. as of and for the three and six months ended May 30, 2008 and for the three and six months ended May 25, 2007 incorporated by reference in this prospectus supplement, and the unaudited condensed consolidated financial statements of The Goldman Sachs Group, Inc. as of and for the three and nine months ended August 29, 2008 and for the three and nine months ended August 31, 2007 incorporated by reference in this prospectus supplement, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated April 3, 2008, June 28, 2008 and October 3, 2008 incorporated by reference herein state that they did not audit and they do not express an opinion on the unaudited condensed consolidated financial statements. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated financial statements because the reports are not “reports” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act of 1933.

UNDERWRITING

The Goldman Sachs Group, Inc. and the underwriters named below have entered into an underwriting agreement with respect to $300,000,000 principal amount of reopened notes initially offered on the date of this prospectus supplement. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of reopened notes indicated in the following table.

Principal Amount
Underwriters	of Reopened Notes

Goldman, Sachs & Co.	$294,000,000
Daiwa Securities America Inc.	3,000,000
Utendahl Capital Partners, L.P.	3,000,000

Total	$300,000,000

Of the $1,050,000,000 principal amount of the notes described in this prospectus supplement, (i) $500,000,000 principal amount of the original notes was purchased by Goldman, Sachs & Co. and certain other underwriters pursuant to a separate underwriting agreement in connection with the initial offering and sale of those original notes, which were issued on December 5, 2008; and (ii) $250,000,000 principal amount of the original notes was purchased by Goldman, Sachs & Co. and certain other underwriters pursuant to a separate underwriting agreement in connection with the initial offering and sale of those original notes, which were issued on December 17, 2008. The pricing terms of the offerings of the original notes are set forth on the cover of this prospectus supplement.

The reopened notes sold by the underwriters to the public have initially been offered at the applicable initial public offering price set forth on the cover of this prospectus supplement. Any reopened notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.20% of the principal amount of the reopened notes. Any such securities dealers may resell any reopened notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.10% of the principal amount of the reopened notes. If all the reopened notes are not sold at the initial public offering price, the underwriters may change the initial public offering price and the other selling terms.

The reopened notes will not be exclusively marketed and targeted to retail customers.

The underwriters intend to offer the reopened notes for sale in the United States either directly or through affiliates or other dealers acting as selling agents. The underwriters may also offer the reopened notes for sale outside the United States either directly or through affiliates or other dealers acting as selling agents. This prospectus supplement may be used by the underwriters and other dealers in connection with offers and sales of reopened notes made in the United States, as well as offers and sales in the United States of reopened notes initially sold outside the United States. The reopened notes have not been, and will not be, registered under the Securities Act of 1933 for the purpose of sales outside the United States.

The reopened notes are a new issue of securities with no established trading market. The Goldman Sachs Group, Inc. has been advised by Goldman, Sachs & Co. and Goldman Sachs International that they intend to make a market in the reopened notes. Other affiliates of The Goldman Sachs Group, Inc. may also do so. Neither Goldman, Sachs & Co. and Goldman Sachs International nor any other affiliate, however, is obligated to do so and any of them may discontinue market-making at any time without notice. No assurance can be given as to the liquidity or the trading market for the reopened notes.

Please note that the information about the original issue date, original issue price and net proceeds to The Goldman Sachs Group, Inc. on the front cover page relates only to the initial sale of the reopened notes. If you have purchased a reopened note in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

None of the named underwriters is permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior written approval of the customer to which the account relates.

Each underwriter has represented and agreed that it will not offer or sell the notes in the United States unless such offers or sales are made by or through broker-dealers that are members of the Financial Industry Regulatory Authority, Inc. and are registered with the Securities and Exchange Commission.

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area (Iceland, Norway and Liechtenstein in addition to the member states of the European Union) which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances which do not require the publication by The Goldman Sachs Group, Inc. of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this section, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii)  to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

The notes offered hereby have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “FIEL”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

The notes are not offered in or from Switzerland on the basis of a public offering and will not be listed on a Swiss Exchange. Accordingly, this prospectus supplement and accompanying prospectus do not constitute a prospectus as defined in art. 1156 of the Swiss Code of Obligations or a listing prospectus as defined in art. 32 of the Listing Rules of the SIX Swiss Exchange. Any resales of the notes by the underwriters thereof may only be undertaken on a private basis to selected individual investors. This prospectus supplement and accompanying prospectus may not be copied, reproduced, distributed or passed on to others without our prior written consent. By accepting this prospectus supplement and accompanying prospectus or by subscribing to the notes, investors are deemed to have acknowledged and agreed to abide by these restrictions. Investors are advised to consult with their financial, legal or tax advisers before investing in the notes.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses for the reopened notes, excluding underwriting discounts and commissions, whether paid to Goldman, Sachs & Co. or any other underwriter, will be approximately $125,000. In addition, The Goldman Sachs Group, Inc. will pay an assessment fee at an equivalent rate of 110 basis points per annum on the $300,000,000 principal amount of the reopened notes to the FDIC for the FDIC Guarantee relating to the offering of the reopened notes.

The Goldman Sachs Group, Inc. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to The Goldman Sachs Group, Inc. and its affiliates, for which they have in the past received, and may in the future receive, customary fees. The Goldman Sachs Group, Inc. and its affiliates have in the past provided, and may in the future from time to time provide, similar services to the underwriters and their affiliates on customary terms and for customary fees.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell or a solicitation of an offer to buy the securities it describes, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

Prospectus Supplement

$1,050,000,000*

The Goldman Sachs Group, Inc.

Floating Rate Notes due 2011

Goldman, Sachs & Co.
Daiwa Securities America Inc.
UTENDAHL CAPITAL PARTNERS, L.P.